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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)*

Under the Securities Exchange Act of 1934

NeighborCare, Inc.

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

64015Y104

(CUSIP Number)

Patrick H. Daugherty, Esq.
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 1300
Dallas, Texas 75240
(972) 628-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 28, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 64015Y104			Page 2 of 10

1.	Name of Reporting Person: Highland Capital Management, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 75-2716725

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IA/PN

CUSIP No. 64015Y104			Page 3 of 10

1.	Name of Reporting Person: Highland Crusader Offshore Partners, L.P., a Bermuda limited partnership		I.R.S. Identification Nos. of above persons (entities only): 98-0346514

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 64015Y104			Page 4 of 10

1.	Name of Reporting Person: Prospect Street High Income Portfolio, Inc., a Maryland corporation		I.R.S. Identification Nos. of above persons (entities only): 04-3028343

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Maryland

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IV/CO

CUSIP No. 64015Y104			Page 5 of 10

1.	Name of Reporting Person: PCMG Trading Partners XXIII, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 56-21575855

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 64015Y104			Page 6 of 10

1.	Name of Reporting Person: Highland Equity Focus Fund, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 46-0491961

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 64015Y104			Page 7 of 10

1.	Name of Reporting Person: James Dondero		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 22, 2002, as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on April 8, 2002, Amendment No. 2 to the Schedule 13D filed with the Commission on January 8, 2004, Amendment No. 3 to the Schedule 13D filed with the Commission on January 29, 2004 and Amendment No. 4 to the Schedule 13D filed with the Commission on June 21, 2004, to reflect the change in beneficial ownership of the Filing Persons. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the Commission.
Item 3. Source and Amount of Funds or Other Consideration.
Not applicable.
Item 4. Purpose of Transaction.
Not applicable.
Item 5. Interest in Securities of the Issuer.
(a)      Omnicare, Inc. (“Omnicare”) commenced a tender offer for all of the shares of Common Stock of the Issuer at $34.75 per share in cash. The Filing Persons tendered all of their shares of Common Stock in connection with the tender offer. The tender offer closed on July 27, 2005, and Omnicare acquired all of the shares of the Common Stock held by the Filing Persons. As a result of the closing of the tender offer, the Filing Persons no longer own any shares of the Issuer.
(b)      As of July 28, 2005, none of the Filing Persons owned any securities of the Issuer.
(c)      Not applicable.
(d)      Not applicable.
(e)      Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not applicable.
Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of August 2, 2005, entered into by and among Highland Capital, Crusader, Prospect, PCMG, Equity Focus Fund and Mr. Dondero.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Date: August 2, 2005
HIGHLAND CAPITAL MANAGEMENT, L.P.

	By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name: Title:	James Dondero President

HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

	By:	Highland Capital Management, L.P., its general partner
	By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name: Title:	James Dondero President

PROSPECT STREET HIGH INCOME PORTFOLIO, INC.

	By:	/s/ James Dondero

	Name: Title:	James Dondero President

HIGHLAND EQUITY FOCUS FUND, L.P.

	By:	Highland Capital Management, L.P., its general partner
	By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name: Title:	James Dondero President

PCMG TRADING PARTNERS XXIII, L.P.

	By:	Strand Advisors III, Inc., its general partner

	By:	/s/ James Dondero

	Name: Title:	James Dondero President

/s/ James Dondero

James Dondero

APPENDIX 1
          Appendix 1 is hereby amended as follows:
     The name of each director and officer of Strand, Strand III and Prospect is set forth below. The business address of each person listed below is Two Galleria Tower, 13455 Noel Road, Suite 1300, Dallas, Texas 75240, unless otherwise noted. Each person is a citizen of the United States of America unless otherwise noted. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND BUSINESS ADDRESS (IF APPLICABLE)

PROSPECT STREET HIGH INCOME PORTFOLIO, INC.

James Dondero, Director	President
Mark Okada	Executive Vice President
R. Joseph Daugherty	Senior Vice President
M. Jason Blackburn	Secretary and Treasurer
Timothy Hui, Director	Director of Learning Resources of the Pennsylvania Biblical University, 48 Willow Green Drive, Churchville, PA 18966.
Scott Kavanaugh, Director	Director, Executive Vice President and Treasurer of Commercial Capital, One Venture, Ste. 300, E. Irvine, CA 92618.
James Leary, Director	Managing Director of Benefit Capital, 2006 Peakwood Drive, Garland, Texas 75044.
Bryan Ward, Director	Special Projects Advisor and Information Technology Consultant for Accenture, 3625 Rosedale, Dallas, Texas 75205.

STRAND ADVISORS, INC.

James Dondero, Director	President
Mark Okada	Executive Vice President
Raymond J. Dougherty	Vice President
Todd A. Travers	Secretary

STRAND ADVISORS III, INC.

James Dondero, Director	President
Mark Okada	Executive Vice President
Todd A. Travers	Secretary

EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of August 2, 2005, entered into by and among Highland Capital, Crusader, Prospect, PCMG, Equity Focus Fund and Mr. Dondero.